INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier: (302) 425-2707

December 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Branch Chief

Re:                             Incyte Corporation

Form 8-K Filed July 31, 2018

File Number: 001-12400

Dear Mr. Decker:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated October 26, 2018 and as discussed by the Staff with the undersigned and other representatives of the Company in subsequent telephone communications.

In order to facilitate your review, we have reproduced below the Staff’s comment from its October 26, 2018 letter in italics in the original numbered sequence, followed by the Company’s response.

Form 8-K Filed July 31, 2018

Exhibit 99.1

Reconciliation of GAAP Net Income (Loss) to Selected Non-GAAP Adjusted Information, page 13

2.              Please disclose your purpose for including the adjustments for “milestones received from new or existing partners” and “upfront consideration and milestones paid to new or existing partners” in calculating the non-GAAP net income and non-GAAP net income per share measures. Also, tell us how you determined these adjustments do not substitute individually tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has prepared a new presentation of its reconciliation of GAAP net income (loss) to non-GAAP net income (loss) and associated non-GAAP adjustments. This new presentation reflects alterations in consideration of the Staff’s comment and subsequent telephone conversation with us and is intended to more closely align our presentation with guidelines discussed within the Division’s non-GAAP Financial Measures Compliance and Disclosure Interpretations. In response to the Staff’s preferences, we have included additional explanations of the nature of each non-GAAP adjusting item within the footnotes, and a detailed reconciliation of expense line items affected by each non-GAAP adjustment. Additionally, beginning in the first quarter of 2019 we will no longer include non-GAAP adjustments to revenues.

The Company will include this updated GAAP to non-GAAP reconciliation within the Form 8-K filing for the Company’s earnings release for the quarter ending March 31, 2019. Below is a draft of the new form of GAAP to non-GAAP reconciliation applied to the Company’s results for the three months ended March 31, 2018.

INCYTE CORPORATION

GAAP to NON-GAAP RECONCILIATION

Three Months Ended March 31, 2018

(unaudited, in thousands, except per share amounts)

		Non-GAAP ADJUSTMENTS
	GAAP	Non-Cash Amortization of Acquired Product Rights (1)	Upfront & Ongoing Milestone Expense (2)	Non-Cash Stock Compensation (3)	Non- Cash Change in Fair Value (4)	Non- Cash Interest Expense (5)	Non-Cash Unrealized Gain (Loss) on Investments (6)	Tax Effect of Non- GAAP Adjustments (7)	Non- GAAP
Total revenues(8)	$382,282	—	—	—	—	—	—	—	$382,282
Cost of product revenues	18,106	(5,384)	—	—	—	—	—	—	12,722
R&D	303,103	—	(12,444)	(24,222)	—	—	—	—	266,437
SG&A	121,498	—	—	(12,002)	—	—	—	—	109,496
Change in fair value of acquisition-related contingent consideration	6,685	—	—	—	(6,685)	—	—	—	—
Other income (expense), net	4,462	—	—	—	—	—	—	—	4,462
Interest expense	(385)	—	—	—	—	297	—	—	(88)
Unrealized gain (loss) on long term investments	22,679	—	—	—	—	—	(22,679)	—	—
Income (loss) before provision (benefit) for income taxes	(40,354)	5,384	12,444	36,224	6,685	297	(22,679)	—	(1,999)
Provision (benefit) for income taxes	786	—	—	—	—	—	—	(176)	610
Net income (loss)	$(41,140)	5,384	12,444	36,224	6,685	297	(22,679)	176	$(2,609)

Net income (loss) per share:
Basic	$(0.19)								$(0.01)
Diluted	$(0.19)								$(0.01)

(1)        Non-Cash Amortization of Acquired Product Rights: Adjustments exclude non-cash amortization of acquired product rights for licensed intellectual property of Iclusig resulting from our acquisition of the European business of ARIAD Pharmaceuticals, Inc., of which the value is amortized utilizing a straight-line method over the estimated useful life of 12.5 years.

(2)        Upfront and Ongoing Milestone Expense: Adjustments excludes upfront collaborative milestone expenses related to our collaborative agreements. Collaboration-related upfront and ongoing milestone expenses are excluded from our Non-GAAP financial results because we do not consider them to be core operating expenses due to their nature, variability of amounts, and lack of predictability as to occurrence and/or timing. Upfront and ongoing milestone payments to collaboration partners are made as a result of negotiated contractual relationships, either at the commencement of a relationship or during a relationship due to achievement of certain regulatory, sales or developmental events. Certain ongoing milestone payments may be made due to events beyond the control of Incyte, for which we are unable to predict their timing or achievement. The inclusion of these upfront and ongoing milestone expenses could impact an investors’ ability to ascertain expense amounts used to develop and advance our drug pipeline, as milestones may not be reflective of the value of research and development activities undertaken to develop a product. The variability of amounts and lack of predictability of collaboration-related upfront and ongoing milestone expenses makes the identification of trends in our research and development activities more difficult. We believe this Non-GAAP presentation, which does not include collaboration-related upfront and ongoing milestone expenses, provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of our core operating research and development expenses and facilitates comparisons between periods and with respect to projected performance.

(3)        Non-Cash Stock Compensation: Adjustments exclude the non-cash portion of stock compensation expense related to stock awards made to Incyte employees.

(4)        Non-Cash Change in Fair Value: Adjustment excludes the non-cash change in fair value of acquisition-related contingent consideration relating to fluctuations in the value of a contingent consideration liability related to royalties owed on estimated future sales of Iclusig. This liability is modeled utilizing current estimates of sales growth, market share, disease demographics and economic inputs; all of which are subject to variation over time. Direct changes in the valuation of the contingent consideration do not imply guaranteed economic outcomes or affect our current economic situation.

(5)        Non-Cash Interest Expense: Adjustment excludes the non-cash interest expense related to our convertible senior notes due 2018 and 2020, which reflects.the amortization of initial discount on our issuance of the notes.

(6)        Non-Cash Unrealized Gain (Loss) on Investments: Adjustment excludes the non-cash unrealized gain (loss) on long term equity investments in Agenus, Calithera, Merus and Syros. The unrealized gain (loss) reflects the fluctuations in fair value of common shares of our equity investments in these companies.

(7)        Tax Effect of Non-GAAP Adjustments: Adjustment removes the effect of Non-GAAP adjustments on calculated income taxes. Income tax effects of Non-GAAP adjustments are calculated using the applicable statutory tax rate for the jurisdictions in which the charges (benefits) are incurred, while taking into consideration any valuation allowances.

(8)        Non-GAAP Adjustment of Revenues: Beginning in 2019, adjustments detailing milestones received by collaborative partners are no longer excluded from the presentation and calculation of Non-GAAP Net Income (Loss), a change from our previous presentation methodology. Incyte notes that no milestones were received from collaborative partners during the three months ended March 31, 2018.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,
Incyte Corporation
		By:	/s/ David W. Gryska
Executive Vice President and
Chief Financial Officer

cc:	Maria E. Pasquale, Incyte Corporation
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP